December 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Austin Patton

Re:    Investcorp Europe Acquisition Corp I

Registration Statement on Form S-1, as amended, File No. 333-261301

Dear Mr. Patton:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Investcorp Europe Acquisition Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on December 14, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 1,300 copies of the Preliminary Prospectus dated November 23, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as underwriter

By:	/s/ Anthony Diamandakis
	Name:	Anthony Diamandakis
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC
as underwriter

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Director

[Signature page to UW Acceleration Letter]